Exhibit 15.1

January 29, 2016

To the Board of Directors and Shareholders of L Brands, Inc.:

We are aware of the incorporation by reference in the Registration Statement (Form S-3 No. 333-000000) and related Prospectus of L Brands, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units of our reports dated June 5, 2015, September 4, 2015 and December 4, 2015 relating to the unaudited consolidated interim financial statements of L Brands, Inc. and its subsidiaries included in the Form 10-Qs for the quarters ended May 2, 2015, August 1, 2015 and October 31, 2015.

/s/ Ernst & Young LLP

Columbus, Ohio